Exhibit 99(j)




             [Letterhead of Clark, Thomas & Winters]



                         August 8, 1994


Gulf States Utilities Company
639 Loyola
New Orleans, LA  70112
Attn: Scott Forbes

     Re:  SEC Form 10-Q of Gulf States Utilities Company (the
"Company") for the quarter
          ending June 30, 1994

Dear Mr. Forbes:

     Our firm has rendered to the Company two opinion letters dated September 30, 1992, concerning certain issues presented in the appeal of Public Utility Commission of Texas (the "PUCT") Docket No. 7195 now pending in the Austin Court of Appeals. In connection with the above-referenced Form 10-Q, we confirm to you as of the date hereof that we continue to hold the opinion, as set forth in the first of our September 30, 1992 letters, that it is reasonably possible that the PUCT will have an opportunity to expressly rule on the prudence of the $1.45 billion* in costs which were abeyed by the PUCT in Docket 7195 (the "Abeyed Plant"). As described in our audit inquiry response addressed to Coopers & Lybrand dated August 1, 1994, the Texas Supreme Court has recently established a new 'financial integrity' standard for the recovery of deferred costs by utilities in Texas. This new standard might become applicable to a remanded proceeding in Docket 7195. We have analyzed the record in Docket 7195, including the evidence addressing financial integrity criteria applied by the PUCT in other dockets and applied by the Texas courts. Based upon this analysis, we believe that it is reasonably possible that the Company will ultimately recover in rates the costs deferred pursuant to the PUCT's order in Docket No. 6525 which were addressed in the second of our September 30, 1992 letters. As we said in our August 1, 1994 audit inquiry response, we presently believe that it is reasonably possible that the Company will be allowed to continue to recover the Allowed Deferrals in rates. We further believe that it is reasonably possible that, to the extent the Abeyed Plant is recovered, the Abeyed Deferrals will also be recovered in rates.


                                   /s/ Clark, Thomas & Winters
                                   A Professional Corporation

                                   CLARK, THOMAS & WINTERS,
                                   A Professional Corporation

* The opinion letters dated September 30, 1992 indicate that the amount of River Bend plant costs held in abeyance was $1.45 billion. The more correct amount, as indicated by the Company in its securities filings to which those opinions related, is $1.4 billion.